510 Burrard St, 3rd Floor
Date: July 22, 2016	ancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NATCORE TECHNOLOGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Extraordinary Meeting

Record Date for Notice of Meeting :	August 17, 2016

Record Date for Voting (if applicable) :	August 17, 2016

Beneficial Ownership Determination Date :	August 17, 2016

Meeting Date :	September 29, 2016

Armstrong Simpson,

Meeting Location (if available) :	Suite 2080-777 Hornby Street,

Vancouver, B.C. V6Z 1S4

Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable

NAA for Registered Holders	Yes

Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	63228P108	CA63228P1080

Sincerely,

Computershare
Agent for NATCORE TECHNOLOGY INC.